News release

Zi Corporation Licenses eZiText® to China Putian Subsidiary

Chinese Manufacturer to Initially Target PHS Market in China

CALGARY, AB, February 23, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has licensed its eZiText® predictive text input technology to Putian Youtong, a wholly-owned subsidiary of the largest electronic communications company in China, China Putian Corporation. Putian Youtong will initially embed eZiText into handsets for the rapidly expanding Chinese Personal Handyphone System (PHS) market and has the option of expanding its use of eZiText for future product introductions in other segments of the wireless handset market. Zi will receive an upfront payment and volume-based royalties. The PHS handsets with eZiText embedded, which will be sold under the China Putian brand, are expected to be launched in the second quarter of this year.

Putian Youtong licensed eZiText in simplified Chinese, traditional Chinese and English to serve its PHS market in China. Putian Youtong plans to use the technology for GPRS (General Packet Radio Service) handset platforms in the future.

Quicker Qu,Vice GM of of Putian Youtong said that Zi was selected because of the growing recognition of its brand and the quality and proven reliability of eZiText as well as the proven implementation compatibility of eZiText with PHS platforms and its dominant position in the PHS market.

"We expect the initial roll-out of our PHS handsets with eZiText embedded will be well received by our customers," added Quicker. "Text messaging is increasing rapidly in the PHS market so being able to input text in a rapid and simple manner is essential and the superior technology of Zi's eZiText meets this need."

Norson Telecom Consulting estimates that at the end of 2003, China had 35 million PHS subscribers with that figure expected to climb to more than 50 million users in 2004.

The new agreement with Putian Youtong is the fourth for Zi in the Chinese PHS market, and cements Zi's dominant position in this growing market, said Gary Mendel, Vice President, Sales and Marketing, Zi Corporation.

"China Putian is the original government owned giant in the telecom industry and is well-respected throughout China with an extensive distribution network," Mendel said. "We look forward to working with them to include our technology in future product offerings."

The PHS market in China is a new and emerging wireless communication network created for densely populated areas and as a more cost effective alternative to traditional wireless and wireline communication networks.

About China Putian

China Putian Corporation is an information technology (IT) products and service provider in telecommunication industry. The company was founded in 1980, originally called China Posts and Telecommunications Industry Corporation, and successively affiliated to the Ministry of Posts and Telecommunications and the Ministry of Information Industry. At the end of 1998 it became a large enterprise directly under the leadership of the central government. The company owns over 50 companies directly invested by the headquarters, including five famous listed companies, Eastcom, Shanghai P&T, Chengdu Cable, China Putian Nanjing and Ningbo Bird. It is ranked first in the top 100 Chinese electronic and information enterprises in 2001 and 2002, and ranks 10th among the overall listing of China's largest enterprise groups. For more information, visit www.chinaputian.com.cn.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com